SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 25, 2006

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Announces Dividend Record Date.

PARTNER COMMUNICATIONS ANNOUNCES DIVIDEND RECORD
DATE

Rosh Ha’ayin, Israel, May 25, 2006 – Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced today that further to its announcement on May 15, 2006, the Board of Directors has approved the distribution of cash dividend in the amount of NIS 0.45 per share, totaling approximately NIS 70 million. The dividend will be paid to shareholders of record on June 6, 2006. The Company will pay dividend on June 20, 2006. Tax deduction for Israeli individual investors will be 20%.

The ordinary shares represented by the ADSs will be entitled to the full amount of the cash dividend declaired.

This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially, are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.560 million subscribers in Israel. Partner subscribers can use roaming services in 163 destinations using 353 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange under the symbol PTNR.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

Contact:
Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, International & Investor Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: May 25, 2006